BYLAWS
OF

AMERICAN WEEKEND ENTERTAINMENT, INC
A New York Corporation.

ARTICLE I. OFFICES AND AGENT

1) Principal Office. *[§ 402]*
The principal office of the corporation in the State of New York shall be located in the City of Smithtown, New York. The corporation may have such other offices, either within or without the State of New York, as the Board of Directors may designate or as the business of the corporation may require from time to time.

2) Registered office. *[§ 402]*
The registered office of the corporation required to be maintained in the State of New York New York may be, but need not be, identical with the principal office or place of business in the State of New York, and the address of the registered office may be changed from time to time by the Board of Directors in accord with the law of New York.

3) Registered Agent. *[§§305, 402]*
The Registered Agent of the corporation required by law shall be the Secretary of State and the post office address to which he shall send process shall be as initially designated in the articles of incorporation and may resign or change address or be changed by the Board of Directors from time to time in accord with the law of New York.

ARTICLE II. SHAREHOLDERS

Section 1. Annual Meeting. *[§ 602]*
The annual meeting of the shareholders of the Corporation shall be held on the date fixed, by the Directors, and each successive annual meeting shall be held, for the purpose of electing Directors, and transacting such other business as may properly come before the meeting. If the day fixed for the annual meeting shall be a legal holiday in the State of New York such meeting shall be held on the next succeeding business day. If the election of Directors shall not be held on the day designated herein for any annual meeting of the Shareholders, or at any adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of the Shareholders as soon thereafter as conveniently may be. A Shareholder may demand a regular meeting be held pursuant to New York law.

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*All references are to the Mckinney's Consolidated Laws of New York Annotated, Chapter 4, cited as *Business Corporation Law § 101 et seq.*, current through L. 2009. These bylaws have been prepared from standard compilations and due to possible statutory changes and special considerations each user should confirm the statutory accuracy and client requirements before using these bylaws and forms.

Section 2. Special Meetings. *[§§ 602, 603, 616]*

Special meetings of the Shareholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the Chairman of the Board of Directors, or the President or by the Board of Directors, and shall be called by the President at the request of any person owning the number of outstanding shares of the corporation entitled to vote at the meeting as set forth in New York law.

Section 3. Place of Meeting. *[§ 605]*

The Board of Directors may designate any place, either within or without the State of New York, as the place of meeting for any annual meeting or for any special meeting called by the Board of Directors. A waiver of notice signed by all Shareholders entitle to vote at a meeting may designate any place, either within or without the State of New York, as the place for the holding of such meeting. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the registered office of the corporation in the State of New York.

Section 4. Notice of Meeting. *[§§108, 605, 606]*

Written or printed notice stating the place, day and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, and other contents required by law, shall be delivered not less than ten nor more than 60 days before the date of the meeting, either personally or by mail, but or at the direction of the Chairman, President, or the Secretary, or the officer of persons called the meeting, to each Shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the Shareholder at his address as it appears on the records of the corporation, with postage thereon prepaid. Notice may be transmitted electronically if consented to by the Shareholder. Written waiver of notice or attendance at such meeting without protest by the Shareholder shall be equivalent to the giving of such notice and cure any deficiency therein. Notice of any adjourned meeting shall be given as provided by New York law. Exceptions to this notice are those set forth in New York law.

Section 5. Fixing of Record Date. *[§604]*

Subject to applicable law, for the purpose of determining Shareholders entitled to notice of or to vote at any meeting of Shareholders or any adjournment thereof, or Shareholders entitled to receive payment of any dividend, or in order to make a determination of Shareholders for any other proper purpose, the Board of Directors or an authorized officer may fix in advance a date as the record date for any such determination of Shareholders, such date in any case to be not more than 60 days and, in case of a meeting of Shareholders, not less than ten days prior to the date on which the particular action, requiring such determination of Shareholders, is to be taken, or in the case of a merger, consolidation, share exchange, dissolution or sale, lease or exchange of assets, such notice as required by law. If no record date is fixed for the determination of Shareholders entitled to notice of or to vote at a meeting of Shareholders, or Shareholders entitled to receive payment of a dividend, the date on which the resolution of the Board of Directors declaring such meeting or dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of Shareholders entitled to vote at any meeting of Shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof.

Section 6. Electronic Communications. [§]

A meeting of the Shareholders in the form of a conference among Shareholders may be held by electronic communication as permitted by New York law.

Section 7. Voting Lists. [§§ 607, 612]

The officer or agent having charge of the stock transfer books for shares of the corporation shall make a complete list of the Shareholders entitled to vote at such meeting, or any adjournment thereof, arranged in alphabetical order, with the address of an the number of share held by each, which list shall be kept on file at the registered office of the corporation and shall be subject to inspection by any Shareholder at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any Shareholder during the whole time of the meeting. The original stock transfer book shall be prima facie evidence as to who are the Shareholders entitled to examine such list of transfer books or to vote at any meeting of Shareholders.

Section 8. Quorum. [§§ 608, 616]

A majority of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of Shareholders. If less than a majority of the outstanding shares are represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. The Shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough Shareholders to leave less than a quorum unless such presence was only for the sole purpose of objection to notice given.

Section 9. Proxies. [§ 609]

At all meetings of Shareholders, a Shareholder may vote by proxy executed in writing or by electronic transmission by the Shareholder or by his duly authorized attorney in fact. Such proxy shall be filed with the secretary of the corporation before or at the time of the meeting. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

Section 10. Voting of Shares. [§§ 614, 617]

10.1. Cumulative Voting. [§ 618]

Unless the articles provide that there shall be cumulative voting, each Shareholder entitled to vote for directors has the right to cast one vote per share per each director to be elected to the board of directors. Directors shall, except as otherwise required by this chapter or by the by-laws or certificate of incorporation as permitted by New York law, be elected by a plurality of the votes cast at a meeting of shareholders by the holders of shares entitled to vote in the election.

10.2. Vote. [§§ 613, 614]

Every shareholder of record shall be entitled at every meeting of shareholders to one vote for every share standing in his name on the record of shareholders, subject to Section 11 hereof. Corporate action, other than as set forth in Section 11, shall be authorized by a majority of qualified votes cast at a Shareholder's meeting. A Shareholder is deemed to have voted all of the shares owned by such shareholder in the same way, absent direction voting shares differently.

10.3. Voting by Beneficial Owners. *[§§ 612]*

Upon compliance with New York law, beneficial owners, rather than the actual Shareholder, may vote the shares.

10.4 Voting by Non-Shareholders. *[§§ 625, 703]*

If the articles or law provide for voting by creditor, security holder, or other person, such person shall have such right to vote.

Section 11. Informal Action by Shareholders. *[§ 615]*

Any action required to be taken at any meeting of the Shareholders, or any other action which may be taken at a meeting of the Shareholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the Shareholders entitled to vote with respect to the subject matter thereof. Such action is effective when signed by all the Shareholders, unless a different time is provided in such written action. All such action shall comply with New York law.

Section 12. Voting Inspectors. *[§§ 610, 611]*

At any Shareholder meeting, the chairman of the meeting may appoint one or more persons as inspectors for such meeting with duties pursuant to law.

ARTICLE III. BOARD OF DIRECTORS

Section 1. General Powers. *[§ 701]*

The business and affairs of the corporation shall be managed under the direction of its Board of Directors under the authority granted by the law of New York.

Section 2. Number, Tenure, Election, Removal, Resignation, Vacancies and Qualification. *[§§ 702 to 706, 710]*

Directors shall be natural persons. The first Board of Directors may be named in the articles or elected by Incorporators or Shareholders. The number of directors of the corporation shall be determined by resolution of the Board of Directors or Shareholders or as set forth in the articles, but shall in the absence of such designation be the number of Shareholders of the corporation entitled to elect directors or three (3), whichever is less, and may be increased or decreased in accordance with New York law. Directors may be elected to fill vacancies and newly created directorships by the Board of Directors. Each director shall hold office until the next annual meeting of Shareholders and until his successor shall have been elected and qualified; or elected for a term not to exceed five (5) years. A Director may resign by filing his resignation with the Secretary, to take effect as set forth in such resignation, which shall have the effect of creating a vacancy. The articles or these bylaws shall determine Directors' qualifications, but a Director need not be a resident of the State of New York or Shareholder of the corporation.

Section 3. Regular Meetings. [§ 710]

A regular meeting of the Board of Directors shall be held without other notice than this Bylaw immediately after, and at the same place as, the annual meeting of Shareholders. The Board of Directors may provide, by resolution, the time and place, either within or without the State of New York, for the holding of additional regular meetings without other notice than such resolution.

Section 4. Special Meetings. [§ 700]

Special meetings of the Board of Directors may be called by or at the request of the Chairman, President or any Director. The person or persons authorized to call special meetings of the Board of Directors may fix any place, either within or without the State of New York, as the place for holding any special meeting of the Board of Directors called by them.

Section 5. Notice. [§§ 108, 711]

No notice shall be required for any regular meeting of the Board of Directors. Notice of any special meeting of the Board of Directors shall be given at least three (3) days previously thereto by written notice delivered personally or mailed to each Director at his business address, or by telegram. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed with postage thereon prepaid. If notice be given by telegram, such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company. Any Director may waive notice of any meeting in a writing to be filed with the minutes of such meeting. The attendance of a Director at a meeting shall constitute a waiver of notice of such meeting, except where a Director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

Section 6. Quorum. [§§ 707, 709]

A majority of the Directors currently holding office shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but if less than all Directors are present at a meeting, a majority of the Directors present may adjourn the meeting from time to time without further notice. A Director may give advance written consent or opposition to a proposal to be acted on at a Board of Directors meeting in accordance with New York law.

Section 7. Manner of Acting. [§§ 708, 709]

The act of a majority of the Directors present at a meeting shall be the act of the Board of Directors. All members may consent in writing to an action without a meeting.

Section 8. Electronic Meetings. [§ 708]

Any one or more of the Directors may participate in a meeting of the Board of Directors or any Committee thereof by means of a conference telephone, Zoom, Facetime or similar communications equipment allowing all persons to hear each other at the same time. Such participation shall constitute presence in person at such meetings

Section 9. Vacancies. *[§ 705]*

Any vacancy occurring in the Board of Directors may be filled by the vote of the remaining Directors though less than a quorum of the Board of Directors in accordance with New York law. A director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office.

Section 10. Compensation. *[§ 713]*

The Board of Directors may fix the compensation of directors serving in any capacity.

Section 11. Presumption of Assent.

A Director of the corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as the secretary of the meeting within three (3) days after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favor of such action.

Section 12. Removal. *[§ 706]*

The Shareholders or Directors of the corporation may remove a Director pursuant to New York law.

Section 13. Board Committees. *[§ 712]*

The Board of Directors may establish committees and subcommittees having the authority of the board pursuant to New York law.

Section 14. Shareholder Management. *[§§ 620, 715]*

The Shareholders may take any action that the Board of Directors has the power to make pursuant to New York law.

Section 15. Board Action by Consent. *[§ 708]*

Any action required to be taken by the Board of may be taken without a meeting if consent in writing, setting forth the action so taken, shall be signed by all of the Directors entitled to vote with respect to the subject matter thereof. Such action is effective when signed by all the Directors, unless a different time is provided in such written action. All such action shall comply with New York law.

ARTICLE IV. OFFICERS

Section 1. Number. *[§ 715]*

The officers of the corporation may be a Chairman of the Board of Directors, President, Chief Executive Officer, one or more vice-presidents (the number thereof to be determined by the Board of Directors), a Secretary, and a Treasurer or Chief Financial Officer, each of whom shall be elected by the Board of Directors. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the Board of Directors. Any two or more offices may be held by the same person.

Section 2. Election and Term of Office; Resignation. *[§ 716]*

The officers of the corporation to be elected by the Board of Directors shall be elected annually by the Board of Directors at the first meeting of the Board of Directors held after each annual meeting of the Shareholders, or as soon thereafter as is convenient. Each officer shall hold office until his successor shall have been duly elected and shall have qualified or until his death or until he shall resign or shall have been removed in the manner hereinafter provided. In the absence of an election or appointment, the person exercising such powers are deemed to have been elected to such offices under New York law.

Section 3. Removal. *[§ 716]*

Any officer or agent elected or appointed by the Board of Directors may be removed by the Board of Directors whenever in its judgment the best interests of the corporation would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed.

Section 4. Vacancies. *[§ 715]*

A vacancy in any office because of death, resignation, removal, disqualification or otherwise may be filled by the Board of Directors for the unexpired portion of the term and until the successor shall have been chosen and qualified.

Section 5. Officers. *[§ 715]*

The Board of Directors may appoint the following officers:

5.1. **Chairman of the Board of Directors.** The Board of Directors shall elect the Chairman of the Board of Directors from its membership. He shall preside at the meetings of the Board and Shareholders and perform such other duties as may be assigned to him by the Board of Directors from time to time.

5.2. **President/CEO.** The President shall be the Chief Executive Officer of the corporation and, subject to the control of the Board of Directors, shall in general supervise and control all of the business and affairs of the corporation. He shall, when the Chairman of the Board of Directors is absent, preside at all meetings of the Shareholders and of the Board of Directors. He may sign, with the Secretary or any other proper officer of the corporation thereunto authorized by the Board of Directors, certificates for shares of the corporation, any deeds, mortgages, bonds, contracts, or other instruments which the Board of Directors has authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the Board of Directors or by these bylaws to some other officer or agent of the corporation, or shall be required by law to be otherwise signed or executed; and in general shall perform all duties incident to the office of President and such other duties as may be prescribed by the Board of Directors from time to time.

5.3. **The Vice-Presidents.** In the absence of the President or in the event of his death, inability or refusal to act, the vice-president (or in the event there be more than one vice-president, the vice-presidents in the order designated at the time of their election, or in the absence of any designation, then in the order of their election) shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. Any vice-president may sign, with the Secretary or an

Assistant Secretary, certificates for shares of the corporation; and shall perform such other duties as from time to time may be assigned to him by the President or by the Board of Directors.

5.4. The Secretary. The Secretary shall: (a) keep the minutes of the Shareholders' and of the Board of Directors' meetings in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these bylaws or as required by law; (c) be custodian of the corporate records and of the seal of the corporation and see that the seal of the corporation is affixed to all documents the execution of which on behalf of the corporation under its seal is duly authorized; (d) keep a register of the post office address of each Shareholder which shall be furnished to the Secretary by such Shareholder; (e) sign with the President, or vice-president, certificates for shares of the corporation, the issuance of which shall have been authorized by resolution of the Board of Directors; (f) have general charge of the stock transfer books of the corporation; and (g) in general perform all duties incident to the office of Secretary and such other duties as from time to time may be assigned to him by the President or by the Board of Directors.

5.5. The Treasurer/CFO. The Treasurer shall be the Chief Financial Officer of the corporation and shall have charge and custody of and be responsible for all funds and securities of the corporation and shall keep regular books of all receipts and disbursements of the corporation, and in general shall perform such other duties as may be assigned to him by the Board of Directors or the President. The Treasurer shall disburse out of the funds of the corporation payment of such just demands against the corporation as may from time to time be authorized by the Board of Directors. The Treasurer shall sign or countersign all checks, notes and such other instruments or obligations as require his signature, and shall perform all duties incident to his office, or that are properly required of him by the Board of Directors, provided, however, that by resolution of the Board of Directors' authority and responsibility for the signing of checks, notes and other obligations may be assigned to either the President or Treasurer or such other officer or officers as the Board of Directors may designate from time to time.

Section 6. Transfer of Authority.
In case of the absence of any officer of the corporation or for any other reason the Board of Directors deems sufficient, the Board of Directors may transfer the powers or duties of that officer to any other officer, Director or employee of the corporation and any officer may delegate their duties to persons functioning in subordinate offices.

Section 7. Compensation.
The salaries of the principal officers shall be fixed from time to time by the Board of Directors. No officer shall be prevented from receiving his salary by reason of the fact that he is also a Director of the corporation.

ARTICLE V. CONTRACT

Section 1. Contracts.
The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances.

ARTICLE VI. CERTIFICATES FOR SHARES AND THEIR TRANSFER

Section 1. Determination of Shares.
The Board of Directors shall determine if some or all of any or all classes and series of its shares shall be un-certificated or certificated shares.

Section 2. Certificates for Shares. *[§ 508]*
If the Board of Directors determines to issue Certificates representing fully paid and non-assessable shares of the common stock of the corporation, such certificates shall be in such form as shall be similar to that annexed to the minutes of the first meeting of the Board of Directors or otherwise as determined by the Board of Directors. Such certificates shall be signed by the President or a vice-president and by the Secretary or an Assistant Secretary and the Corporation Seal shall be affixed thereto. All certificates for shares shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the corporation. All certificates surrendered to the corporation for transfer shall be canceled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and canceled, except that in case of a lost, destroyed or mutilated certificate a new one may be issued therefore upon such terms and indemnity to the corporation as the Board of Directors may prescribe.

Section 3. Transfer of Shares.
Transfer of shares of the corporation shall be made only on the stock transfer books of the corporation by the holder of record thereof or by his legal representative, who shall furnish proper evidence of authority to transfer, or by his attorney there-unto authorized by power of attorney duly executed and filed with the Secretary of the corporation, and on surrender for cancellation of the certificate for such shares. The person in whose name shares stand on the books of the corporation shall be deemed by the corporation to be the owner thereof for all purposes. The Board of Directors or Shareholders may impose a restriction on the transfer of shares in accordance with New York law.

Section 4. Lost or Destroyed Certificates. [Uniform Commercial Code, Article 8]
The holder of any certificate representing shares of the corporation or document representing uncertificated shares shall immediately notify the corporation of any loss or destruction of the certificate(s) representing same. The corporation may issue a new certificate in the place of any certificate theretofore issued by it alleged to have been lost or destroyed. On production of such evidence of loss or destruction as the Board of Directors in its discretion may require, the Board of Directors may, in its discretion, require the owner of the lost or destroyed certificate, or such person's legal representatives, to give the corporation

a bond in such sum as the Board may direct, and with such surety or sureties as may be satisfactory to the Board of Directors to indemnify the corporation against any claims, loss, liability, or damage it may suffer on account of the issuance of the new certificate. A new certificate may be issued without requiring any such evidence, bond, or indemnity subject to the discretion of the Board of Directors.

ARTICLE VII. FISCAL YEAR

The fiscal year of the corporation shall begin on the first day of January (and end on the thirty-first day of December) in each year. The Board of Directors shall have the power to change the fiscal year by resolution duly adopted.

ARTICLE VIII. NAME. [§§ 301, 302, 303]

The exclusive name of this corporation that has been reserved as required by law shall be as above written.

ARTICLE IX. SEAL. [§ 107]

The Board of Directors shall provide a corporate seal which shall have inscribed thereon the (1) word "Seal" or "Corporate Seal", and may contain (2) the name of the corporation, (2) the state of incorporation, and may contain (3) abbreviations or combinations of such terms and be affixed, engraved, printed, placed, stamped or in any other manner be reproduced on any document.

ARTICLE X. WAIVER OF NOTICE

Whenever any notice is required to be given to any Shareholder or Director of the corporation under the provisions of these bylaws or under the provisions of the articles of incorporation or under the provisions of the New York law, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

ARTICLE XI. AMENDMENTS. [§§ 601, 602]

These bylaws may be altered, amended or repealed and new bylaws may be adopted by Shareholders or the Board of Directors at any regular or special meeting of the Board of Directors or Shareholders by a vote of such Shareholders or Directors entitled to vote in accordance with the laws of New York.

ARTICLE XII. FURTHER AUTHORITIES

The Board of Directors may grant, delegate or assign to any officer of the corporation any of the duties and authorities herein above designated to be performed by any officer or may enlarge or restrict the duty and authority of any officer, either temporarily or permanently, as long as such powers and authorities shall not be inconsistent with these bylaws.

ARTICLE XIII. SEVERABILITY

Any provision of these bylaws, or any amendment or alteration thereof, which has been constructed to be in violation of New York law, as amended, and any amendment or replacement thereto, shall not in any way render the remaining provisions invalid.

ARTICLE XIV. DIRECTOR AND OFFICER INDEMNIFICATION [§§ 721 to 726]

The corporation shall indemnify any person acting on its behalf in accord with the law of New York. The indemnification provided hereby shall not be deemed exclusive of any other right to which anyone seeking indemnification thereunder may be entitled under any bylaw, agreement, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office. The corporation may purchase and maintain insurance on the behalf of any Director, officer, agent, employee or former Director or officer or other person, against any liability asserted against them and incurred by him.

Adopted this 1st day of April, 2019 by the Incorporators/Board of Directors. [§404, 601]

_____
Secretary

Attest:

[Seal]

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President/Incorporator